UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q
	☐ Form 10-D	☐ Form N-CEN	☐ Form N-CSR

For Period Ended:	March 31, 2021

☐	Transition Report on Form 10-K	☐	Transition Report on Form 10-Q
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

CHP MERGER CORP.
Full Name of Registrant

Former Name if Applicable

25 Deforest Avenue, Suite 108
Address of Principal Executive Office (Street and Number)

Summit, New Jersey 07901
City, State and Zip Code

PART II — RULE 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate).

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.
☐	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

CHP Merger Corp. (the “Company”) has determined that it is unable, without unreasonable effort or expense, to file its Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2021 (the “Q1 2021 Form 10-Q”) by the prescribed due date for the reasons described below.

On April 12, 2021, the Acting Director of the Division of Corporation Finance and Acting Chief Accountant of the Securities and Exchange Commission together issued a statement regarding the accounting and reporting considerations for warrants issued by special purpose acquisition companies entitled “Staff Statement on Accounting and Reporting Considerations for Warrants Issued by Special Purpose Acquisition Companies” (the “SEC Statement”). As a result of the SEC Statement, the Company’s management reevaluated the accounting treatment of our outstanding warrants issued in connection with our initial public offering on November 26, 2019, including the 8,000,000 private placement warrants issued CHP Acquisition Holdings LLC (our sponsor) and the 15,000,000 warrants issued as part of the units sold in our initial public offering, each with an exercise price of $11.50 (the “Warrants”), in accordance with Accounting Standards Codification (“ASC”) 815-40, Derivatives and Hedging: Contracts in an Entities Own Equity. ASC 815-40 states entities must consider whether to classify contracts that may be settled in its own stock, such as warrants, as equity of the entity or as an asset or liability. The Company previously accounted for the Warrants as components of equity.

After consideration of the guidance in the SEC Statement, the Company concluded that the Warrants should be accounted for as a liability and measured at fair value with changes in fair value each period reported in the Company’s statement of operations. The Company is in the process of completing its final analysis of this change.

The Company is working diligently to complete the Q1 2021 Form 10-Q as soon as possible; however, given the scope of the process for determining the appropriate treatment of the Warrants in accordance with the SEC Statement and ASC 815-40, the Company is unable to complete and file the Q1 2021 Form 10-Q by the required due date of May 17, 2021 without unreasonable effort and expense.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

James T. Olsen	(212)	508-7090
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If the answer is no, identify report(s).  ☒ Yes  ◻ No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?   ☒ Yes  ◻ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

To the extent the Company determines that the reclassification of the Warrants is material with respect to the Company’s previously issued (i) audited financial statements as of and for the two years December 31, 2020 and 2019 included in its Annual Report on Form 10-K for the year ended December 31, 2020, (ii) unaudited condensed financial statements included in its Quarterly Reports on Form 10-Q for the periods ended March 31, 2020, June 30, 2020 and September 30, 2020 and (iii) audited balance sheet as of November 26, 2019 included in its Current Report on Form 8-K (collectively, the “Impacted Filings”), such Impacted Filings will no longer be able to be relied upon and, accordingly, should be restated. In such an event, the Company will file restated financial statements as of and for the two years ended December 31, 2020 and 2019 in Amendment No. 1 to its Annual Report on Form 10-K/A (the “Restatement”). The relevant restated unaudited interim financial information for each of the quarters ended during the year ended December 31, 2020 will also be provided in the Form 10-K/A.

As a result of the Restatement, the Company expects to recognize incremental non-operating expenses or gains which will fluctuate based on the change in the fair value of the outstanding warrants classified as liabilities. While the Company has not yet calculated the effect on net income or loss for the Impacted Filings, it does expect a significant effect on non-cash items based on this change. The Company expects that there will be no impact to its historically reported cash and cash equivalents, cash flows from operating, investing or financing activities or net leverage ratio.

CHP Merger Corp.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	May 18, 2021	By:	/s/ James T. Olsen
Name:	James T. Olsen
Title:	Chief Executive Officer